FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                       Chief Financial Officer
                       Teva Pharmaceutical Industries Ltd
                       (011) 972-2-589-2840

                       Bill Fletcher
                       President and CEO
                       Teva North America.
                       (215) 591-8800

FOR IMMEDIATE RELEASE

                       Dorit Meltzer
                       Director, Investor Relations
                       Teva Pharmaceutical Industries Ltd.
                       (011) 972-3-926-7554

TEVA ANNOUNCES APPROVAL OF NEFAZODONE HCl TABLETS
50 mg, 100 mg, 150 mg, 200 mg and 250 mg

Jerusalem, Israel, September 16, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted approval of the company's ANDA for Nefazodone Hydrochloride Tablets, 50 mg, 100 mg, 150 mg, 200 mg and 250 mg. Shipment of this product will begin immediately.

Nefazodone HCl Tablets are the AB-rated generic equivalent of Bristol-Myers Squibb's Serzone® Tablets indicated for the treatment of depression.

The brand product has annual sales of approximately $220 million.

Teva Pharmaceutical Industries Ltd, headquartered in Israel, is among the top 30 pharmaceutical companies in the world. The company develops, manufactures, and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
         Name: Dan Suesskind
         Title: Chief Financial Officer

Date: September 16, 2003